SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO
(Rule 14d-100)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

Engelhard Corporation
(Name of Subject Company (Issuer))

Engelhard Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $1.00 Per Share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kenneth W. Orce, Esq.	Richard D. Katcher, Esq.
W. Leslie Duffy, Esq.	Wachtell, Lipton, Rosen & Katz
Cahill Gordon & Reindel LLP	51 West 52nd Street
80 Pine Street	New York, New York 10019
New York, New York 10005	(212) 403-1000
(212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,170,000,000.00	$125,190.00

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 26,000,000 outstanding shares of common stock, par value $1.00 per share, are being purchased at the Offer price of $45.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A

	Form or Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a Offer.

[ ]	Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party Offer subject to Rule 14d-1.

[X]	issuer Offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Offer: [  ]

TABLE OF CONTENTS

		Page

ITEM 1.	SUMMARY TERM SHEET	1

ITEM 2.	SUBJECT COMPANY INFORMATION	1

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON	1

ITEM 4.	TERMS OF THE TRANSACTION	1

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	2

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	2

ITEM 7.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION	2

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY	2

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED	2

ITEM 10.	FINANCIAL STATEMENTS	2

ITEM 11.	ADDITIONAL INFORMATION	2

ITEM 12.	EXHIBITS	3

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3	5

SIGNATURE		6

EXHIBIT INDEX		7

OFFER TO PURCHASE

LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

LETTER TO BROKERS, DEALERS

LETTER TO CLIENTS

LETTER TO OPTIONEES

NOTICE OF INSTRUCTIONS (OPTIONS)

SUMMARY ADVERTISEMENT

LETTER TO STOCKHOLDERS

PRESS RELEASE

     This Tender Offer Statement on Schedule TO relates to the Offer by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”), to purchase for cash up to 26,000,000 shares of its common stock, par value $1.00 per share (the “Shares”), including the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, at a price of $45.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2006 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). The number of Shares to be purchased by Engelhard includes Shares that may be tendered upon exercise of vested stock options (“Option Shares”) as described in Section 3. As used in this Offer to Purchase, unless otherwise noted, the term “Shares” includes Option Shares. The Memo to Optionees and Notice of Instructions (Options) applicable to tenders of Option Shares described in Section 3 are also part of the terms of the Offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, Letter to Optionees and Notice of Instructions (Options), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(2)(F) and (a)(1)(G), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
Name and Address. The name of the issuer is Engelhard Corporation. The address of the principal executive offices of Engelhard Corporation is 101 Wood Avenue, Iselin, New Jersey 08830. The telephone number of the principal executive offices of Engelhard Corporation is (732) 205-5000.

(b)	Securities. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends; Rights Agreement”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Engelhard Corporation is the filing person. The Company’s address and telephone number are set forth in Item 2 above.

Item 4. Terms of the Transaction.

(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 9 (“Source and Amount of Funds”);

Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

Section 14 (“Certain Material U.S. Federal Income Tax Consequences”); and

Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)
Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a); (b); (c)
Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference.

Summary Term Sheet; and

Section 2 (“Purpose of the Tender Offer”).

Item 7. Source and Amount of Funds and Other Consideration.

(a); (b); (d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a); (b)	Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a); (b)	Financial Information; Pro Forma Information. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Concerning Engelhard”) is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding Engelhard”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 12 of the Offer to Purchase (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)
Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, the Letter to Optionees and Notice of Instructions (Options) copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(F) and (a)(1)(G), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated May 5, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.

(a)(1)(F)	Letter to Optionees, dated May 5, 2006.

(a)(1)(G)	Notice of Instructions (Options), dated May 5, 2006.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement, dated May 5, 2006.

(a)(5)(B)	Letter from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation, to
stockholders of Engelhard Corporation, dated May 5, 2006.

(a)(5)(C)	Press release, dated May 5 2006.

(a)(5)(D)	Investor Presentation entitled “Recapitalization Plan” (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).

(b)(1)	Commitment Letter, dated as of April 25, 2006, by and among Engelhard Corporation, JPMorgan
Chase Bank, N.A., Merrill Lynch Bank USA, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce,
Fenner & Smith (incorporated by reference to Schedule 14D-9/A filed with the SEC on April 27, 2006).

(c)	Not applicable.

(d)(1)	Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on
October 29, 1998).

(d)(2)(A)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to
Form 10-Q filed with the SEC on August 13, 2001).

(d)(2)(B)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).

(d)(2)(C)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).

(d)(3)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).

(d)(4)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).

(d)(5)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of
December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).

(d)(6)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).

(d)(7)	Engelhard Corporation Stock Option Plan of 1991-conformed copy includes amendments through
March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(8)	Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b)
Officers), effective February 1, 2001-conformed copy includes amendments through March 2001
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(9)	Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985-
conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(10)	Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987-
conformed copy includes amendments through December 2002 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(d)(11)(A)	Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986-conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the
SEC on March 25, 2003).

(d)(11)(B)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).

(d)(12)	Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986-
conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(13)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)-
conformed copy includes amendments through December 2001 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(d)(14)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)-
conformed copy includes amendments through December 2001 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(d)(15)	Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985-conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(16)(A)	Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective
January 1, 1989-conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(16)(B)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of
October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).

(d)(17)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(d)(18)	Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995-
conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(19)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(20)	Engelhard Corporation Deferred Stock Plan for Non-Employee Directors-conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the
SEC on March 25, 2003).

(d)(21)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of
1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on
August 6, 2004).

(d)(22)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term
Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).

(d)(23)	Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long
Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and
Exchange Commission on August 6, 2004).

(d)(24)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).

(d)(25)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23,
2006).

(d)(26)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on
January 23, 2006).

(d)(27)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23,
2006).

(g)	Not applicable.

(h)	Not applicable.

Item 13.Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENGELHARD CORPORATION

By:	/s/ Michael A. Sperduto
Name: Michael A. Sperduto
Title: Vice President and Chief Financial Officer

Dated: May 5, 2006

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 5, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.

(a)(1)(F)	Letter to Optionees, dated May 5, 2006.

(a)(1)(G)	Notice of Instructions (Options), dated May 5, 2006.

(a)(5)(A)	Summary Advertisement, dated May 5, 2006.

(a)(5)(B)	Letter from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation, to
stockholders of Engelhard Corporation, dated May 5, 2006.

(a)(5)(C)	Press release, dated May 5, 2006.

(a)(5)(D)	Investor Presentation entitled “Recapitalization Plan” (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).

(b)(1)	Commitment Letter, dated as of April 25, 2006, by and among Engelhard Corporation, JPMorgan
Chase Bank, N.A., Merrill Lynch Bank USA, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce,
Fenner & Smith (incorporated by reference to Schedule 14D-9/A filed with the SEC on April 27, 2006).

(d)(1)	Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on
October 29, 1998).

(d)(2)(A)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to
Form 10-Q filed with the SEC on August 13, 2001).

(d)(2)(B)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).

(d)(2)(C)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).

(d)(3)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).

(d)(4)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).

(d)(5)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of
December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).

(d)(6)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).

(d)(7)	Engelhard Corporation Stock Option Plan of 1991-conformed copy includes amendments through
March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(8)	Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b)
Officers), effective February 1, 2001-conformed copy includes amendments through March 2001
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(9)	Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985-
conformed copy includes amendments through October 2001 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).

(d)(10)	Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987-
conformed copy includes amendments through December 2002 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(d)(11)(A)	Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986-conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the
SEC on March 25, 2003).

(d)(11)(B)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).

(d)(12)	Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986-
conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-
K filed with the SEC on March 25, 2003).

(d)(13)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)-
conformed copy includes amendments through December 2001 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(d)(14)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)-
conformed copy includes amendments through December 2001 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(d)(15)	Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985-conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(16)(A)	Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective
January 1, 1989-conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(16)(B)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of
October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).

(d)(17)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).

(d)(18)	Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995-
conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(19)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(d)(20)	Engelhard Corporation Deferred Stock Plan for Non-Employee Directors-conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the
SEC on March 25, 2003).

(d)(21)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of
1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on
August 6, 2004).

(d)(22)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term
Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).

(d)(23)	Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long
Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and
Exchange Commission on August 6, 2004).

(d)(24)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).

(d)(25)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23,
2006).

(d)(26)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on
January 23, 2006).

(d)(27)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23,
2006).